Exhibit 99.112

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

May 17, 2022

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	VOX ROYALTY CORP.

We are pleased to confirm that copies of the following proxy-related materials were mailed on May 17, 2022 to the Registered Securityholders and to the Non-Objecting Beneficial Owners (“NOBO”):

1	Proxy with Notice-and-Access Notice and Request for Financial Statements - Registered Securityholders

2	Voting Instruction Form with Notice-and-Access Notice and Request for Financial Statements - NOBOs

3	Notice of Meeting Combined with Information Circular - NOBOs Requesting Full Package

4	Virtual Meeting Guide Form

5	Proxy Return Envelope

Yours truly,
TSX Trust Company

“Amy Kam”
Relationship Manager
amy.kam@tmx.com

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